

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

John J. Lennon
Chief Executive Officer
UV Flu Technologies, Inc.
1694 Falmouth Rd., Suite 125
Centerville, MA 02632-2933

      Re: **UV Flu Technologies, Inc.**
              Form 10-K for the year ended September 30, 2009
              Filed December 29, 2009
              Form 10-Q for the quarter ended June 30, 2010
              Filed August 16, 2010
              File No. 0-53306

Dear Mr. Lennon:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Jennifer Thompson
                    Accounting Branch Chief